UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                            SEC File No. 0-21441
                                                        CUSIP Number 584953 10 3
(Check One):
     Form 10-KSB      Form 20-F      Form 11-K   X  Form 10-QSB       Form N-SAR
-----            -----          -----          -----            -----

                  For Period Ended: June 30, 2001
                           Transition Report on Form 10-K
                           Transition Report on Form 20-F
                           Transition Report on Form 11-K
                           Transition Report on Form 10-Q
                           Transition Report on Form N-SAR
                           For the  Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:  Medisys Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):   144 Napoleon Street
City, State and Zip Code: Baton Rouge, Louisiana 70802

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant is in the final stages of preparing its financial statements for the second quarter and must have the statements reviewed by its independent auditors. However, the Company will not be able to complete and file the report in a timely manner without unreasonable effort. The Registrant anticipates that it will file the report within the extension period.

PART IV - OTHER INFORMATION

(1)      Name   and   telephone  number  of  person  to  contact  in  regard  to this notification.

         Leonard E. Neilson                 (801)              733-0800
               (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s). Yes [X] No [ ]

(3) s it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No [X]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           MEDISYS TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2001                      By: /S/ EDWARD P. SUTHERLAND
                                            ----------------------------
                                                    Edward P. Sutherland, C.E.O.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).